UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: December 6, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange  of Hong  Kong  Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Semiconductor Manufacturing International Corporation

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO CENTRALISED FUND MANAGEMENT AGREEMENT

CENTRALISED FUND MANAGEMENT AGREEMENT

Reference is made to the Company’s announcement dated 21 March 2016, the circular dated 6 June 2016 and the extraordinary general meeting poll results announcement dated 24 June 2016 in relation to the execution of the 2016 Centralised Fund Management Agreement in relation to the internal deposit services, collection and payment services and foreign exchange services, internal loan services, provision of letter of credit services and other financial services. As the 2016 Centralised Fund Management will expire on 31 December 2018 and the transactions contemplated thereunder will continue to be entered into on a recurring basis, the Company, SMIC Beijing and SJ Cayman will enter into the  Centralised Fund Management Agreement  to continue the transactions originally covered under the 2016 Centralised Fund Management Agreement.

The Company announces that on 6 December 2018, the Company, SMIC Beijing and  SJ Cayman entered into the Centralised Fund Management Agreement in relation to:

(i)    the Company authorising its wholly-owned subsidiary SMIC Beijing to carry out centralised management of the Group’s RMB fund and foreign exchange in accordance with the relevant PRC laws and regulations; and (ii) SJ Cayman participating in the Group’s centralised fund management system. SMIC Beijing will provide internal deposit services, collection and payment services, foreign exchange services, internal loan services, provision of letter of credit services and other financial services to SJ Cayman pursuant to the Centralised Fund Management Agreement.

*For identification purposes only

IMPLICATIONS UNDER THE LISTING RULES

As China IC Fund holds approximately 15.82% equity interest in the Company through its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company at the issuer level under the Listing Rules. As at the date of this announcement, China IC Fund holds approximately 29.38% equity interest in SJ Cayman, a majority owned subsidiary of the Company, through its wholly-owned subsidiary, Xun Xin. SJ Cayman is therefore a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules and thus a connected person of the Company under the Listing Rules.

On 29 November 2018, the Company and SMIC Beijing entered into a centralised fund management agreement with another connected subsidiary of the Company (as defined under Rule 14A.16 of the Listing Rules) which is owned as to approximately 51% and 32% by the Group and China IC Fund, respectively, details of which are set out in the announcement of the Company dated 29 November 2018. Pursuant to Rule 14A.81 of the Listing Rules, as the nature of the transactions entered into by the Company and SMIC Beijing are similar, the transactions contemplated under the Centralised Fund Management Agreement shall be aggregated.

As one or more of the applicable percentage ratios (other than the profits ratio) in respect of each of the Annual Caps (other than the Other Financial Services Cap), in aggregate, exceed 5%, the transactions contemplated under the Centralised Fund Management Agreement will constitute continuing connected transactions subject to the reporting, announcement and the Independent Shareholders’  approval  requirements of Chapter 14A of the Listing Rules. As one or more of the applicable percentage ratios (other than the profits ratio) in respect of the Other Financial Services Cap are, in aggregate, more than 0.1% but less than 5%, the transaction is subject to the reporting, announcement and annual review requirements but exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

In accordance with the Listing Rules, the Independent Board Committee has been established to advise and provide recommendation to the Independent Shareholders on the Centralised Fund Management Agreement (including  the  transactions contemplated thereunder and the Annual Caps) and to advise the Independent Shareholders on how to vote.

Messis Capital Limited has been appointed by the Company as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the Centralised Fund Management Agreement (including the transactions contemplated thereunder and Annual Caps).

GENERAL

At the EGM, an ordinary resolution will be proposed to the Independent Shareholders  to approve the Centralised Fund Management Agreement and any transactions contemplated thereunder.

As China IC Fund is a connected person of the Company, its wholly-owned subsidiary Xinxin (Hongkong) Capital Co., Limited and its other associates (as defined under the Listing Rules) will abstain from voting on the ordinary resolution to approve the Centralised Fund Management Agreement and any transactions contemplated thereunder. Apart from Xinxin (Hongkong) Capital  Co.,  Limited  and  other  associates of China IC Fund, no other Shareholder will be required to abstain from voting on this resolution at the EGM.

The Company expects to dispatch a circular to the Shareholders on or before 28 December 2018. The circular contains, among other things, (i) further details on the Centralised Fund Management Agreement; (ii) a letter from the Independent Board Committee to the Independent Shareholders; (iii) a letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders together with (iv) a notice convening the EGM.

CENTRALISED FUND MANAGEMENT AGREEMENT

Reference is made to the Company’s announcement dated 21 March 2016, the circular dated 6 June 2016 and the extraordinary general meeting  poll  results  announcement dated 24 June 2016 in relation to the execution of the 2016 Centralised Fund Management Agreement in relation to the internal deposit services, collection and payment services and foreign exchange services, internal loan services, provision of letter of credit services and other financial services. As the 2016 Centralised Fund Management will expire on 31 December 2018 and the transactions contemplated thereunder will continue to be entered into on a recurring basis, the Company, SMIC Beijing and SJ Cayman will enter into the Centralised Fund Management Agreement to continue the transactions originally covered under the 2016 Centralised Fund  Management Agreement.

The Company announces that on 6 December 2018, the Company, SMIC Beijing and SJ Cayman entered into the Centralised Fund Management Agreement in relation to: (i) the Company authorising its wholly-owned subsidiary SMIC Beijing to carry out centralised management of the Group’s RMB fund and foreign exchange in accordance with the relevant PRC laws and regulations; and (ii) SJ Cayman participating in the Group’s centralised fund management system. The principal terms of the Centralised Fund Management Agreement are set out below.

Date:	6 December 2018

Parties:	(i) the Company on behalf of itself and its subsidiaries (other than SJ Cayman, SJ Hong Kong, SJ USA and SJ Jiangyin);

(ii) SMIC Beijing, a wholly-owned subsidiary of the Company; and

(iii) SJ Cayman on behalf of itself and its wholly-owned subsidiaries SJ Hong Kong, SJ USA and SJ Jiangyin.

Effective period:

Effective from 1 January 2019 or the date when all the necessary approvals required under the applicable law, the articles of associations of the parties and the requirements of the Stock Exchange and the New York Stock Exchange, Inc. are obtained, whichever is later, and ending on 31 December 2021.

Termination:

SJ Cayman may terminate the Centralised Fund Management Agreement by three months’ prior written notice. Two months before the expiry date, the parties will negotiate whether to  renew or terminate the Centralised Fund Management Agreement.

Centralised Fund Management Services

The Company will authorise its wholly-owned subsidiary SMIC Beijing to carry out centralised management of the Group’s RMB fund and foreign exchange in accordance with the relevant PRC laws and regulations. Based on such authorisation, SMIC Beijing will provide the following fund management services to SJ Cayman within the scope permitted by the relevant PRC policies.

1.	Internal Deposit Services (the ‘‘Internal Deposit Services’’)

SMIC Beijing will provide deposit services and pay interest to SJ Cayman.

2.	Collection and Payment Services and Foreign Exchange Services (the ‘‘Collection and Payment Services and Foreign Exchange Services’’)

SMIC Beijing will serve as the platform for centralised collection and payment activities and foreign exchange activities within the Group. SJ  Cayman may carry  out such activities by itself or through SMIC Beijing.

3.	Internal Loan Services (the ‘‘Internal Loan Services’’)

SMIC Beijing will provide internal loan services to SJ Cayman in accordance with PRC laws, regulations and policies.

4.	Provision of Letter of Credit Services (the ‘‘Provision of Letter of Credit Services’’)

The Company will utilise its overseas credit lines to provide letter of credit on behalf of SJ  Cayman for importing equipment in accordance with PRC laws, regulations  and policies.

5.	Other Financial Services (the ‘‘Other Financial Services’’)

SMIC Beijing will provide other financial services to SJ Cayman in accordance with PRC laws, regulations and policies.

Pricing Policy

The price of the services provided by SMIC Beijing to SJ  Cayman contemplated under  the Centralised Fund Management Agreement will be fair and reasonable under the Listing Rules, determined according to the market principle on arm’s length  basis,  subject to compliance with requirements for connected transactions of the Stock Exchange and relevant requirements for connected transactions that are applicable to the parties. The Company will ensure that the prices charged to SJ Cayman will not be more favourable than prices charged to its other subsidiaries which are not connected persons under the Listing Rules.

1.	Internal Deposit Services

The terms (including the interest rates) in respect of the Internal Deposit Services provided by SMIC Beijing to SJ Cayman will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests  of the Company and the Shareholders as a  whole, subject to the relevant provisions  of PRC laws and regulations. The interest rate applicable to SJ Cayman’s deposits with SMIC Beijing will be determined based on arm’s length negotiations by the parties. The Company will make reference to the benchmark interest rate (if any) prescribed by the PBOC applicable to RMB deposits from time to time and published on the PBOC’s website for the same type of deposits.

2.	Collection and Payment Services and Foreign Exchange Services

The terms (including fees charged by SMIC Beijing and exchange rates) in respect of the Collection and Payment Services and Foreign Exchange Services provided by SMIC Beijing to SJ Cayman will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the relevant provisions of PRC laws and regulations. The fees charged by SMIC Beijing to SJ Cayman for providing such services will be determined based on arm’s length negotiations by the parties which will not be less favourable to SMIC Beijing than (1) fees charged by SMIC Beijing to other subsidiaries which are not connected persons under the  Listing

Rules; and (2) fees charged to SMIC Beijing by other third-party commercial banks  or financial institutions providing fund management services to SMIC Beijing for services of the same type during the same period.

3.	Internal Loan Services

The terms (including interest rates) in respect of the Internal Loan Services provided by SMIC Beijing to SJ Cayman will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the relevant provisions of PRC laws and regulations. The interest rate applicable to loans granted to SJ Cayman by SMIC Beijing will be based on arm’s length negotiations by the parties. The  Company will make reference to the benchmark interest rate (if any) prescribed by  the PBOC applicable to RMB loans from time to time and published on the PBOC’s website for the same type of loans.

4.	Provision of Letter of Credit Services

The terms (including fees charged by the Company) in respect of the letters of credit provided by the Company to SJ Cayman will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests  of the Company and the Shareholders as a  whole, subject to the relevant provisions  of PRC laws and regulations. The fees charged by the Company to SJ Cayman for providing such services will be determined based on arm’s length negotiations by the parties which will not be less favourable to SMIC Beijing than (1) fees charged by SMIC Beijing to other subsidiaries which are not connected persons under  the  Listing Rules; and (2) fees charged to SMIC Beijing by other third party-commercial banks or financial institutions providing fund management services to SMIC Beijing for services of the same type during the same period.

5.	Other Financial Services

The terms (including fees charged by SMIC Beijing) in respect of Other Financial Services provided by SMIC Beijing to SJ Cayman will be on normal commercial terms or better, in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, subject to the relevant provisions of PRC laws and regulations. The fees charged by SMIC Beijing to SJ Cayman for providing such services will be determined based on arm’s length negotiations by the parties which will not be less favourable to SMIC Beijing than (1) fees charged by SMIC Beijing to other subsidiaries which are not connected persons under the Listing Rules; and (2) fees charged to SMIC Beijing by other third party- commercial banks or financial institutions providing fund management services to SMIC Beijing for services of the same type during the same period.

Payment

The consideration for the transactions contemplated under the Centralised Fund Management Agreement will be paid in accordance with the specific and separate agreements entered into between SMIC Beijing and SJ Cayman, the terms of which will  be on normal commercial terms or better, and funded by the relevant party’s internal resources.

Other Terms

The terms of the Centralised Fund Management Agreement are subject to applicable laws and regulations including the requirements of any regulatory authorities (including but not limited to the Stock Exchange and the New York Stock Exchange, Inc.).

SJ Cayman’s participation in the centralised fund management system of the Group will not alter its existing rights to its own funds. The rights to own, use, approve of use and benefit from SJ Cayman’s funds will remain with SJ Cayman.

THE ANNUAL CAPS AND BASIS OF DETERMINATION

Historical Transaction Amount

The historical transaction amounts among the Company, SMIC Beijing and SJ Jiangyin for the transactions contemplated under the 2016 Centralised Fund Management Agreement for the two years ended 31 December 2016 and 2017 and the ten  months  ended 31 October 2018 are as follows:

Nature of Continuing Connected Transactions	Transactions for the year ended 31 December 2016(1) (US$ million)	Transactions for the year ended 31 December 2017(1) (US$ million)	Transactions for the year ended 2018 to 31 October 2018(2) (US$ million)
Internal deposit services (representing the maximum daily outstanding balances including accrued interests)	93.2	147.2	137.9
Collection and payment services and foreign exchange services (representing the maximum daily transaction amount for collection and payment services and foreign exchange services)	—	—	—
Internal loan services (representing the maximum daily outstanding balance of loans (including accrued interests)	—	—	—
Provision of letter of credit services (representing the maximum aggregate amount under the letter(s) of credit issued on SJ Jiangyin’s behalf per calendar year)	—	4.7	17.3
Other financial services (representing the maximum fees charged for provision of other financial services per calendar year)	—	—	—

Notes:

(1)	Representing the audited amounts of all transactions among the Company, SMIC Beijing and SJ Jiangyin for the two years ended 31 December 2016 and 2017.

(2)	Unaudited.

The Annual Caps under the Centralised Fund Management Agreement are set out below.

	For the year ending 31 December
Annual Caps	2019 US$ million	2020 US$ million	2021 US$ million
Internal Deposit Cap	130	130	130
Collection and Payment and Foreign Exchange Cap	130	130	130
Internal Loan Cap	130	130	130
Letter of Credit Cap	130	130	130
Other Financial Services Cap	50	50	50

The Annual Caps are determined based on the assumptions and factors as explained  below:

1.	Internal Deposit Services

1)	the expected increase of SJ Cayman and the Group’s respective fixed assets over the effective period of the Centralised Fund Management Agreement; and

2)	the operating cash flow and financial needs of each of SJ Cayman and the Group in respect of its future business expansion.

2.	Collection and Payment Services and Foreign Exchange Services

1)	the practical needs of SJ Cayman and the Group’s respective future business; and

2)	the future development plan of each of SJ Cayman and the Group.

3.	Internal Loan Services

1)	the capital expenditure required for future business expansion of SJ Cayman; and

2)	the operating cash flow and financial needs of SJ Cayman and the availability of fund within the Group in respect of its future business expansion.
4.	Provision of Letter of Credit Services

1)	the capital expenditure required for future business expansion of SJ Cayman; and
2)	the increase of SJ Cayman’s and the Group’s respective fixed assets over the effective period of the Centralised Fund Management Agreement.

5.	Other Financial Services

1)	the practical needs of SJ Cayman’s and the Group’s respective future business; and
2)	the future development plan of each of SJ Cayman and the Group.

REASONS FOR AND BENEFITS OF THE CENTRALISED FUND MANAGEMENT AGREEMENT

The Company considers that the entry into of the Centralised Fund Management Agreement and the transactions contemplated thereunder will open up the domestic and foreign funding channels of the Group, increase efficient fund usage and reduce the Group’s overall debt levels and interest expense. The centralised management of foreign exchange risk exposure will also reduce the risks of exchange loss of the Group.

The Directors (excluding independent non-executive Directors whose view will be given after taking into account the advice from the Independent Financial Adviser) consider  that it is in the best interests of the Company and the Shareholders as a whole to  enter  into the Centralised Fund Management Agreement and the transactions contemplated thereunder; the terms of the Centralised Fund Management Agreement including the Annual Caps are fair and reasonable; and the entering into of the Centralised Fund Management Agreement and the transactions contemplated thereunder are on normal commercial terms or better, in the ordinary and usual course of business of the Group    and in the interests of the Company and the Shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES

As China IC Fund holds approximately 15.82% equity interest in the Company through   its wholly-owned subsidiary, Xinxin (Hongkong) Capital Co., Limited, it is a connected person of the Company at the issuer level under the Listing Rules. As at the date of this announcement, China IC Fund holds approximately 29.38% equity interest in SJ  Cayman, a majority owned subsidiary of the Company, through its wholly-owned subsidiary, Xun Xin. SJ Cayman is therefore a connected subsidiary of the Company as defined under Rule 14A.16 of the Listing Rules and thus a connected person of the Company under the Listing Rules.

On 29 November 2018, the Company and SMIC Beijing entered into a centralised fund management agreement with another connected subsidiary of the Company (as defined under Rule 14A.16 of the Listing Rules) which is owned as to approximately 51% and 32% by the Group and China IC Fund, respectively, details of which are set out in the announcement of the Company dated 29 November 2018. Pursuant to Rule 14A.81 of the Listing Rules, as the nature of the transactions entered into by the Company and SMIC Beijing are similar, the transactions contemplated under the  Centralised Fund Management Agreement shall be aggregated.

As one or more of the applicable percentage ratios (other than the profits ratio) in respect of each of the Annual Caps (other than the Other Financial Services Cap), in aggregate, exceed 5%, the transactions contemplated under the Centralised Fund Management Agreement will constitute continuing connected transactions subject to the reporting, announcement and the Independent Shareholders’ approval requirements  of  Chapter  14A of the Listing Rules. As one or more of the applicable percentage ratios (other than the profits ratio) in respect of the Other Financial Services Cap are, in aggregate, more than 0.1% but less than 5%, the transaction is  subject to  the  reporting, announcement and annual review requirements but exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Listing Rules.

In accordance with the Listing Rules, the Independent Board Committee has been established to advise and provide recommendation to the Independent Shareholders on the Centralised Fund Management Agreement (including the transactions contemplated thereunder and the Annual Caps) and to advise the Independent Shareholders on how to vote.

Messis Capital Limited has been appointed by the Company as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the Centralised Fund Management Agreement (including  the  transactions contemplated thereunder and the Annual Caps).

GENERAL

At the EGM, ordinary resolution will be proposed to the Independent Shareholders to approve the Centralised Fund Management Agreement and any transactions contemplated thereunder.

As China IC Fund is a connected person of the Company, its wholly-owned subsidiary Xinxin (Hongkong) Capital Co., Limited and its other associates (as defined under the Listing Rules) will abstain from voting on the ordinary resolution to approve the Centralised Fund Management Agreement and any transactions  contemplated  thereunder. Apart from Xinxin  (Hongkong) Capital Co.,  Limited and  other  associates  of China IC Fund, no other Shareholder will be required to abstain from voting on this resolution at the EGM.

Mr. Lu Jun, who is a Class II non-executive Director and a member of the nomination committee of the Company, holds the position of president in China IC Fund’s sole manager Sino IC Capital Co., Ltd. and Mr. Ren Kai, who is a Class III non-executive Director and a member of the strategic advisory committee of the Company, holds the position of vice president in China IC Fund’s sole manager Sino IC Capital Co., Ltd..  Both Mr. Lu Jun and Mr. Ren Kai have abstained from voting on the relevant Board resolution in respect of the Centralised Fund Management Agreement.

The Company expects to dispatch a circular to the Shareholders on or before 28 December 2018. The circular contains, among other things, (i) further details on the Centralised Fund Management Agreement; (ii) a letter from the Independent Board Committee to the Independent Shareholders; (iii) a letter from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders together with (iv) a notice convening the EGM.

INFORMATION ABOUT THE PARTIES

Information of the Company and SMIC Beijing

The Company is one of the leading foundries in the world, is Mainland China’s largest foundry in scale, broadest in technology coverage, and most comprehensive in semiconductor manufacturing services. SMIC provides integrated circuit (IC) foundry  and technology services on process nodes from 0.35 micron to 28 nanometer. Headquartered in Shanghai, China, SMIC has an international manufacturing and service base. In China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm fab in Shanghai; a 300mm fab and a majority-owned 300mm fab for advanced nodes in Beijing; 200mm fabs in Tianjin and Shenzhen; and a majority-owned joint-venture  300mm bumping facility in Jiangyin; additionally, in Italy SMIC has a majority-owned 200mm fab. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. SMIC Beijing is a wholly foreign-owned enterprise established in the PRC and a wholly-owned subsidiary of the Company.

Information on SJ Cayman, SJ Hong Kong and SJ Jiangyin

SJ Cayman wholly owns SJ Hong Kong, which in turn wholly owns SJ Jiangyin. SJ Jiangyin was founded in November 2014 in Jiangyin, Jiangsu Province of the PRC. SJ Cayman, SJ Hong Kong, SJ USA and SJ Jiangyin will serve as the leading play Middle- End-Of-Line (MEOL) entity that focuses on advanced bumping production. Complementing nearby advanced back-end  assembly  infrastructure,  SJ  Jiangyin  aims to be an important key to forming a local integrated circuit ecosystem, providing a convenient one-stop service to supply high quality and efficient chips for local and international customers, as well as help strengthen their global competitiveness.

DEFINITIONS

In this announcement, the following words have the following meanings unless  the context requires otherwise:

‘‘2016 Centralised Fund Management Agreement’’

the centralised fund management agreement dated 21 March  2016 entered into among the Company, SMIC Beijing and SJ Jiangyin, as referred to in the announcement of the Company dated 21 March 2016, which was approved by the Shareholders   at the extraordinary general meeting of the Company held on 24 June 2016

‘‘Annual Caps’’	Internal Deposit Cap, Internal Loan Cap, Collection and Payment and Foreign Exchange Cap, Letter of Credit Cap and Other Financial Services Cap

‘‘Board’’	the board of Directors

‘‘Centralised Fund Management Agreement’’	the centralised fund management agreement dated 6 December 2018 entered into among the Company, SMIC Beijing and SJ Cayman

‘‘China IC Fund’’	China Integrated Circuit Industry Investment Fund Co., Ltd.*

(國家集成電路產業投資基金股份有限公司), a company established under the laws of the PRC

‘‘Collection and Payment and Foreign Exchange Cap’’	the proposed maximum daily transaction amount for collection and payment services and foreign exchange services during the term of the Centralised Fund Management Agreement

‘‘Company’’

Semiconductor Manufacturing International Corporation (中芯國際集成電路製造有限公司*), a company incorporated in  the Cayman Islands with limited liability, the shares of which are listed on the Main Board of the Stock Exchange and the  American depositary shares of which are listed on the New York Stock Exchange, Inc.

‘‘Director(s)’’	the director(s) of the Company

‘‘EGM’’	the extraordinary general meeting of the Company proposed to be held to approve, among other things, the Centralised Fund Management Agreement and any transactions contemplated thereunder

‘‘Group’’	the Company and its subsidiaries

‘‘Hong Kong’’	Hong Kong Special Administrative Region of the PRC

‘‘Independent Board Committee’’

an independent committee of the Board that consists of all independent non-executive Directors who have no direct or indirect interest in the Centralised Fund Management  Agreement, other than, where applicable, being a Shareholder

‘‘Independent Financial Adviser’’

Messis Capital Limited, the  independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in respect of the Centralised Fund Management Agreement

‘‘Independent Shareholders’’	in relation to the Centralised Fund Management Agreement, Shareholders other than Xinxin (Hongkong) Capital Co., Limited and other associates (as defined under the Listing Rules) of China IC Fund

‘‘Internal Deposit Cap’’	the proposed maximum daily outstanding balances including accrued interests placed by SJ Cayman with SMIC Beijing during the term of the Centralised Fund Management Agreement

‘‘Internal Loan Cap’’	the proposed maximum balance of internal loans provided by SMIC Beijing to SJ Cayman during the term of the Centralised Fund Management Agreement

‘‘Letter of Credit Cap’’	the proposed maximum aggregate amount of the letter(s) of credit issued on SJ Cayman’s behalf per calendar year during the term of the Centralised Fund Management Agreement

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

‘‘Other Financial Services Cap’’	the proposed maximum fees charged by SMIC Beijing for providing other financial services to SJ Cayman per calendar year during the term of the Centralised Fund Management Agreement

‘‘PBOC’’	the Peoples’ Bank of China

‘‘PRC’’	the People’s Republic of China, but for the purposes of this announcement only, excludes Hong Kong, Macau and Taiwan

‘‘RMB’’	Renminbi, the lawful currency of the PRC

‘‘Shareholders’’	holder(s) of Shares

‘‘Shares’’	ordinary shares of par value US$0.004 each in the capital of the Company listed on the Stock Exchange

‘‘SJ Cayman’’	SJ Semiconductor Corporation, an exempted company incorporated with limited liability in the Cayman Islands

‘‘SJ Hong Kong’’	SJ Semiconductor (HK) Limited (中芯長電半導體（香港）有限公司 ), a company incorporated with limited liability in Hong Kong and a wholly-owned subsidiary of SJ Cayman

‘‘SJ Jiangyin’’	SJ Semiconductor (Jiangyin) Corporation* (中芯長電半導體（江陰）有限公司), a wholly foreign-owned enterprise incorporated in the PRC and a wholly-owned subsidiary of SJ Hong Kong

‘‘SJ USA’’	SJ Semiconductor USA Co., a company incorporated with limited liability in the United States and a wholly-owned subsidiary of SJ Cayman

‘‘SMIC Beijing’’	Semiconductor Manufacturing International (Beijing) Corporation* (中芯國際集成電路製造（北京）有限公司), a wholly foreign-owned enterprise established in the PRC and a wholly-owned subsidiary of the Company

‘‘Stock Exchange’’	The Stock Exchange of Hong Kong Limited

‘‘U.S.’’ or ‘‘United States’’	the United States of America

‘‘US$’’	United States dollar, the lawful currency of the United States of America

‘‘Xun Xin’’	Xun Xin (Shanghai) Investment Co. Ltd.* (巽鑫（上海）投資有限公司), a limited liability company incorporated in the PRC and a wholly-owned subsidiary of China IC Fund

‘‘%’’	per cent.

By order of the Board

Semiconductor Manufacturing International Corporation

Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, 6 December 2018

As at the date of this announcement, the directors of the Company are:

Executive Directors

ZHOU Zixue (Chairman)

ZHAO Haijun (Co-Chief Executive Officer)

LIANG Mong Song (Co-Chief Executive Officer)

GAO Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

CHEN Shanzhi

ZHOU Jie

REN Kai

LU Jun

TONG Guohua

Independent Non-executive Directors

William Tudor BROWN

CHIANG Shang-yi

CONG Jingsheng Jason

LAU Lawrence Juen-Yee

FAN Ren Da Anthony

* For identification purposes only